Exhibit 99.2

UPENDRA SHUKLA B. Com., F C. S Company Secretary	504, Navkar, Nandapatkar Road, Vile Parle East, Mumbai - 400 057 Resi : 2611 8257 Mob.: 98211 25846 E-mail : ucshukla@rediffmail.com

June 25, 2020

The Chairman,

Vedanta Ltd.

1st floor, C Wing, Unit 103,

Corporate Avenue, Atul Project

Chakala, Andheri (East)

Mumbai 400 093.

Dear Sir,

Sub:	Scrutinizer’s Report on passing of Special Resolution through Postal Ballot (remote e-voting)

I am appointed as Scrutinizer by the Board of Directors of Vedanta Limited (“the Company”) at its meeting held on May 18, 2020 for conducting the process of postal ballot in a fair and transparent manner for passing a Special Resolution through Postal Ballot only through remote e-voting process as per Annexure-1 to this report.

Accordingly, I had undertaken the assignment of scrutinizing the entire records and now, I hereby submit my report:

1.

The Company is in compliance with the provisions of Section 110 of the Companies Act, 2013 (hereinafter referred to as the ‘Act’) read with Rules 20 and 22 of the Companies (Management & Administration) Rules, 2014 (hereinafter referred to as the ‘Rules’), General Circulars Nos. 14/2020 dated 8th April, 2020 and 17/2020 dated 13th April, 2020 in relation to ‘Clarification on passing of ordinary/special resolutions under the Companies Act and rules made thereunder on account of the threat posed by COVID-19’ as issued by the Ministry of Corporate Affairs (MCA Circulars).

2.

On account of the threat posed by COVID-19 pandemic situation and as permitted by MCA Circulars, the Company served the requisite notice pursuant to Section 110 of the Act along with draft of the Resolution and Explanatory Statement as required under Section 102 of the Act read with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) in electronic form only to the members of the Company, whose names appeared in the Register of Members / records of Depositories viz. CDSL/NSDL as on Friday, May 22, 2020 and hard copy of Postal Ballot Notice along with Postal Ballot Forms and pre-paid business envelope were not sent to the Members as per the exemptions provided in the MCA circulars mentioned above. Hence, the communication of the assent or dissent of the Members had to take place through the E-voting system only.

...2/-

C-90, Snehadhara, Dadabhai Cross Road No.3, Vile Parle West , Mumbai - 400 056. Tel. : 2624 3350

UPENDRA SHUKLA

: 2 :

3.

Accordingly, in compliance with Section 108 of the Companies Act, 2013 read with Rules made thereunder and MCA Circulars and Regulation 44 of the Securities and Exchange Board of India(Listing Obligations & Disclosure Requirements), 2015 (“Listing Regulations”), the Company extended only remote e-voting facility to its members to enable them to cast their votes electronically instead of postal ballot form.

4.

The Company has appointed and availed the services of the Company’s Registrar & Transfer Agent (RTA), M/s KFin Technologies Private Limited (Kfin), to facilitate e-voting by the members through their online e-voting system. The instructions for remote e-voting was a part of the Postal Ballot Notice communicated to the members.

5.

In order to facilitate those members who had not registered their e-mail address, a proper procedure was laid down for the shareholders to get their email registered with the RTA so that they could also participate in the e-voting facility. The Company has made a special arrangement with KFin for registration of temporary e-mail address in terms of MCA Circulars.

6.

As stated in sub-rule 4 of rule 20 as well as rule 22 of the Companies (Management and Administration) Rules,2014, and as provided in the MCA Circular mentioned above, a public notice by way of an advertisement was published in two newspapers i.e. in Financial Express edition in English language and in Navshakti edition in Marathi language, on May 26, 2020, informing about the sending of the postal ballot Notice by e-mail. Suitable mention was also made therein for those members, who have not provided their email id, to contact the RTA for voting through electronic means.

7.

The Postal Ballot Notice along with the Explanatory Statement were uploaded on the website of the Company i.e. www.vedantalimited.com and Kfin i.e. https://evoting.karvy.com. The results of the Postal Ballot will also be made available on these websites.

8.

The voting results along with the Scrutinizer’s report will also be hosted on websites of the Company i.e. www.vedantalimited.com, KFin i.e. https://evoting.karvy.com, stock exchanges i.e. www.bseindia.com and www.nseindia.com and on the website of the depositories.

...3/-

UPENDRA SHUKLA

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9.	I hereby report as under:

Sr. no.	Particulars	Particulars
1)	Total number of shareholders as on the cut off date of May 22, 2020	7,80,626
2)	Number of Notice sent through email on May 25, 2020	6,47,539
3)	Remote E-voting: Commencement End	Tuesday, May 26, 2020 (9:00AM IST) Wednesday, June 24, 2020 (5:00PM IST)
4)	Unblocking of e-voting:
	Date Witness	June 24, 2020 at 5:10 pm Mrs. Neelam Chourasia and Ms. Sneha Shukla who are not in the employment of the Company

		No. of holders	No. of shares	%
5)	(a) Number of response received from Promoter / Promoter Group	10	186,36,18,788	57.67
	(b) Number of response received from Public	15,893	136,78,20,102	42.33
	Total	15,903	323,14,38,890	100
6)	(a) Number of votes cast “in favour of the resolution” by Promoter / Promoter Group	10	186,36,18,788	59.17
	(b) Number of votes cast “in favour of the resolution” by Public	2,056	107,62,81,682	34.17
	Total number of votes cast “in favour of the resolution”(I)	2,066	293,99,00,470	93.34
7)	Number of votes cast “Against the resolution” by Promoter / Promoter Group	0	0	0
	Number of votes cast “Against the resolution” by Public	13,756	20,97,01,061	6.66
	Total number of votes cast “Against the resolution”(II)	13,756	20,97,01,061	6.66
8)	Total number of valid votes cast “in favour/against the resolution” (I+II)	15,822	314,96,01,531	100
9)	Number of invalid votes	0	0	—
10)	Number of abstain votes	128	57,76,283	—
11)	Number of less voted	34	7,60,61,076	—

...4/-

UPENDRA SHUKLA

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A summarized statement showing the details of votes cast is annexed as Annexure-2 and Annexure 3, which forms a part of this report.

Conclusion –

i)

“Considering the votes cast by Public and Promoters together, since the number of votes cast in favour of the Resolution is more than three times the number of votes cast against the Resolution, the proposed Special Resolution as per Annexure – 1 may be declared as passed with requisite majority”

ii)

“Considering the votes cast by the Public Shareholders (other than Promoters) only as provided in the proviso to clause (b) of sub-regulation 1 of Regulation 8 of SEBI (Delisting of Equity Shares) Regulations, 2009, since the number of votes cast in favour of the Resolution is more than two times the number of votes cast against the Resolution, the proposed Special Resolution as per Annexure – 1 may be declared as passed with requisite majority”

iii)	The Special Resolution is deemed to have been passed on the last date specified for remote e-voting i.e. June 24, 2020.

Thanking you,	Yours faithfully,

(U.C. SHUKLA)
COMPANY SECETARY
FCS: 2727/CP: 1654
UDIN: F002727B000378454

Encl: as above.

UPENDRA SHUKLA

Annexure – 1

Special Resolution - Approval for Voluntary Delisting of Equity Shares of the Company from BSE Limited and National Stock Exchange of India Limited and Withdrawal of ‘Permitted to Trade’ Status on the Metropolitan Stock Exchange of India Ltd. and Voluntary Delisting of the Company’s American Depository Shares from the New York Stock Exchange and De-registration from the Securities & Exchange Commission.

“RESOLVED THAT pursuant to and in accordance with the provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Delisting of Equity Shares), Regulations, 2009 (“Delisting Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Securities Contract (Regulation) Act, 1956 (including the rules issued thereunder), the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) to the extent applicable, the listing agreement entered with and BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) (collectively, to be referred as “Stock Exchanges”), where the fully paid up equity shares of the Company (“Equity Shares”) are listed, the rules and regulations of the New York Stock Exchange (“NYSE”), to the extent applicable, where the Company’s American Depositary Shares (“ADSs”) are listed, including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter, and all other applicable laws, rules, regulations and guidelines, if any, and subject to such approvals, permissions and sanctions, as may be required and necessary for the Company and for Vedanta Resources Limited (“VRL”), a member of the promoter and promoter group of the Company, and/ or its subsidiaries (as the case may be), under applicable laws and subject to the terms of such approvals, consents, permissions, as may be necessary, and subject to such conditions and modifications as may be prescribed or imposed by any authority or third party, while granting such approvals, consents, permissions, the approval of the members of the Company be and is hereby accorded to the board to directors of the Company (“Board”, which term shall be deemed to include any committee which the Board may have constituted or may hereafter constitute exercising the powers conferred on the Board by this resolution), to voluntarily delist the Equity Shares from the Stock Exchanges and withdrawal of the “permitted to trade” status from the Metropolitan Stock Exchange of India Limited (“MSE”) and voluntarily delist the ADSs from the NYSE and deregister the Company from the SEC pursuant to the proposed acquisition by the VRL, either individually or along with one or more subsidiaries, as detailed in its letter dated May 12, 2020, of all the Equity Shares that are held by the public shareholders of the Company (as defined under the Delisting Regulations), in accordance with the terms of the Delisting Regulations and other applicable provisions of applicable law (“Delisting Proposal”), and the Company shall accordingly take all necessary actions and make all the necessary disclosures and filings to facilitate the proposed voluntary delisting of the Equity Shares, voluntarily delisting of the ADSs from the NYSE and deregistering the Company from the SEC in accordance with applicable law and the requirements of the rules and regulations of the NYSE and the SEC to the extent applicable.

UPENDRA SHUKLA

RESOLVED FURTHER THAT for the purpose of giving effect to the Delisting Proposal, any of the directors, Company Secretary of the Company, Ms. Pooja Somani – Head Group Treasury and Mr. Anup Agarwal – SVP Corporate Finance be and are hereby severally authorized on behalf of the Company to do, either by themselves or through delegation to any person, as they may in their absolute discretion deem fit, all such acts, deeds, matters, and things as they may at their discretion deem necessary or expedient for the such purpose, and make all necessary filings including but not limited to making applications to any regulatory/ government authority in India or abroad (including NYSE and U.S. Securities and Exchange Commission), as may be required, and to the Stock Exchanges to seek their in-principle and final approval for the Delisting Proposal and/ or withdrawal of “permitted to trade” status on MSE (as may be required), in accordance with the provisions of Delisting Regulations, applicable provisions under the Companies Act and the rules framed thereunder and other applicable laws to execute all such deeds, documents or writings as are necessary or expedient, to settle any questions, difficulties or doubts that may arise in this behalf or delegate the aforesaid authority to any person or to engage any advisor, lawyers, consultant, agent or intermediary, as they may in their absolute discretion deem fit.

RESOLVED FURTHER THAT all actions taken or required to be taken by the Board in connection with any matter referred to above or contemplated in the foregoing resolutions are hereby approved, ratified, and confirmed in all respects.

RESOLVED FURTHER THAT any Director or the Company Secretary of the Company be and are hereby authorized to issue a certified true copy of the aforesaid resolution wherever necessary.”

UPENDRA SHUKLA

Annexure 2

Details of Voting in terms of SEBI Circulars

Resolution 1 (Special Resolution):

VEDANTA LIMITED.
REMOTE E-VOTING
SUMMARY REPORT OF VOTES CAST ON SPECIAL RESOLUTION

Sr. No.	Particulars	Total Cases	% of Total	Shares Held	% of Holding	Shares Voted	% of Shares Voted
1	Assent (Public)	2,056	13.00	117,61,62,246	33.72	107,62,81,682	34.17
	Assent (Promoters)	10	0.06	186,36,18,788	53.43	186,36,18,788	59.17
1	SUB TOTAL	2,066	13.06	303,97,81,034	87.15	293,99,00,470	93.34
2	Dissent (Public)	13,756	86.94	44,81,23,827	12.85	20,97,01,061	6.66
	Dissent (Promoters)	0	0	0	0	0	0
2	SUB TOTAL	13,756	86.94	44,81,23,827	12.85	20,97,01,061	6.66

	TOTAL	15,822	100.00	348,79,04,861	100.00	314,96,01,531	100

Note:

1)	47 Shareholders partially voted in favour as well as against the resolution and out of these 47, 3 shareholders also partially abstained from voting.

2)	CITIBANK N.A. NEW YORK, NYADR DEPARTMENT holds shares both for Promoters (via TWINSTAR HOLDINGS LIMITED) & Public. Thus, the total number of response received has increased by 1.

UPENDRA SHUKLA

Annexure 3

As per Regulation 8(1)(b) of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009

Category	Mode of Voting	No. of shares held (1)	% of Listed Capital	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]* 100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Public- Institutions	E-Voting	1,251,159,889	33.659	1,090,125,862	87.129	929,907,436	160,218,426	85.303	14.697
	Poll	—	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—	—
Public- Non Institutions*	E-Voting	439,930,462	11.835	92,698,485	21.071	67,005,598	25,692,887	72.283	27.717
	Poll	—	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—	—

	Total	1,691,090,351	45.494	1,182,824,347	69.944	996,913,034	185,911,313	84.282	15.718

*

Pursuant to Regulation 2 (1)(v) of the SEBI (Delisting of Equity Shares) Regulations, 2009, for calculating public shareholding, the above does not include equity shares representing ADS held by Citibank N.A. New York, NYADR Department

(U.C. SHUKLA) COMPANY SECETARY FCS: 2727/CP: 1654